                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)/1/


                                 MaxServ, Inc.
     _____________________________________________________________________
                                (Name of issuer)

                          Common Stock, Par Value $.01

                        (Title of class of securities)
                                   005779171
                       _________________________________
                                 (CUSIP number)

                             Michael D. Levin, Esq.
                             Sears, Roebuck and Co.
                               3333 Beverly Road
                           Hoffman Estates, IL  60179
                                  847/286-2500
 _____________________________________________________________________
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                               December 5, 1996
                   __________________________________________
                      (Date of event which requires filing
                               of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

___________________
1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1)   Name of Reporting Person                    Sears, Roebuck and Co.

          SS. or I.R.S. Identification
          No. of Above Person                         I.R.S. ID No. 36-1750680

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a)  [ ]

                                                      (b)  [ ]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions)

          WC

     5)   Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)       [ ]

     6)   Citizenship or Place of Organization

          New York



     Number of            7)    Sole Voting Power
     Shares Bene-               7,033,333 shares
     ficially Owned by
     Each Reporting       8)    Shared voting Power
     Person With:               0

                          9)    Sole Dispositive Power
                                7,033,333 shares

                         10)    Shared Dispositive Power
                                0

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          7,033,333 shares

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                [ ]

     13)  Percent of Class Represented by Amount in Row (11)

          64.4%

     14)  Type of Reporting Person (See Instructions)

          CO

     This Amendment No. 5 further amends and supplements the Schedule 13D filed by Sears, Roebuck and Co. ("Sears"), as previously amended, relating to the common stock, par value $.01 per share ("Common Stock"), of MaxServ, Inc. (the "Company").

ITEM 2.   IDENTITY AND BACKGROUND

     The principal office of Sears and its consolidated subsidiaries is 3333 Beverly Road, Hoffman Estates, IL 60179.

     Sears is among the largest retailers in the world, on the basis of sales of merchandise and services, conducting merchandising and credit operations in the United States, Canada and Mexico.

     During the last five years, neither Sears not any of its directors or executive officers listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Sears nor any of its directors or executive officers listed below has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sears or any of its directors or executive officers was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The executive officers and directors of Sears and their principal occupations are listed below. Except as expressly indicated, the business address of each person listed below is 3333 Beverly Road, Hoffman Estates, IL 60179, and each such person is a citizen of the United States of America.

Hall Adams, Jr.          Sears Director; Retired Chairman and Chief Executive
                         Officer, Leo Burnett Co. (advertising agency)

Paul A. Baffico          President, Sears Tire Group, of Sears

Warren L. Batts          Sears Director; Chairman of Premark International, Inc.
                         (consumer and commercial products), 1717 Deerfield
                         Road, Deerfield, IL 60015

James A. Blanda          Vice President and Controller of Sears

Alston D. Correll        Sears Director; Chairman and Chief Executive Officer of
                         Georgia-Pacific Corp., 133 Peachtree Street, Atlanta,
                         GA 30303

John H. Costello         Senior Executive Vice President and General Manager,
                         Marketing, of Sears

James W. Cozad           Sears Director; Retired Chairman and Chief Executive
                         Officer, Whitman Corporation (a diversified consumer and commercial products company)

Gary L. Crittenden       Executive Vice President, Strategy and Business
                         Development, of Sears

Steven D. Goldstein      President, Credit, of Sears and Chairman of Sears
                         National Bank

Alan J. Lacy             Executive Vice President and Chief Financial Officer of
                         Sears

Michael D. Levin         Senior Vice President, General Counsel and Secretary of
                         Sears

Arthur C. Martinez       Sears Director; Chairman and Chief Executive Officer of
                         Sears

Robert L. Mettler        President, Merchandising, of Sears

Michael A. Miles         Sears Director; (No current business affiliation)

Richard C. Notebaert     Sears Director; Chairman of the Board, President and
                         Chief Executive Officer of Ameritech Corporation, 30
                         South Wacker Drive, Chicago, IL 60606

William G. Pagonis       Executive Vice President, Logistics, of Sears

Nancy C. Reynolds        Sears Director; Senior Consultant, The Wexler Group, a
                         unit of Hill and Knowlton, Inc. (a public affairs consulting firm), 330 Calle Estado, Santa Fe, NM 87510

Clarence B. Rogers, Jr.  Sears Director; Chairman and Chief Executive Officer of
                         Equifax, Inc. (information-based administrative services), 1600 Peachtree Street, Northwest, Atlanta, GA 30309

Anthony J. Rucci         Executive Vice President, Administration, of Sears

Donald H. Rumsfeld       Sears Director; Former Chairman of the Board and Chief
                         Executive Officer of General Instrument Corporation (a diversified international company in the electronics industry)

William L. Salter        President, Home Stores, of Sears

Allan B. Stewart         President, Stores, of Sears

Dorothy A. Terrell       Sears Director; President of SunExpress, Inc.
                         (operating company of Sun Microsystems, Inc., a leading supplier of open network computing products and services) and Corporate Executive Officer of Sun
                         Microsystems, Inc., 5 Omni Way, Chelmsford, MA 01824

Jane J. Thompson         President, Home Services, of Sears


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Any acquisition of additional shares of Common Stock by Sears as a result of the discussions described in Item 4 would be funded by working capital of Sears.

ITEM 4.   PURPOSE OF TRANSACTION.

          Discussions have commenced among Sears, the Company and certain major stockholders of the Company with respect to the acquisition by Sears of all of the outstanding Common Stock it does not currently own. There are currently no agreements with respect to the terms of any such transaction, although pursuant to a letter dated December 4, 1996, attached hereto as Exhibit 9, Sears has formally notified the Company of its desire to acquire all of the outstanding Common Stock. There can be no assurance, however, that any such transaction will occur, or as to the terms of any such transaction.

          Under the terms of the Stock Purchase Agreement between Sears and the Company dated as of December 29, 1994 and previously filed as Exhibit 6 to this statement (the "Stock Purchase Agreement"), neither Sears nor any of its affiliates (with certain limited exceptions) may acquire shares of Common Stock if such acquisition would increase the combined ownership of Sears and its affiliates to more than 64.93% of the outstanding Common Stock, unless such acquisition is approved by a majority of the Company's directors who are not affiliated with Sears, provided, however, that Sears or an affiliate could make a tender offer for all of the outstanding Common Stock.

          If no agreement results from the current discussions, Sears will continue to evaluate its investment in the Company in light of its business, the Company's business operations and prospects, the market for the Common Stock, general stock market and economic conditions and other factors deemed relevant and may determine to acquire additional shares of Common Stock, in open market or privately negotiated purchases or otherwise, subject to applicable provisions of the Stock Purchase Agreement (including the approval of a majority of the Company's directors as discussed above), or to dispose of some or all of its Common Stock in one or more public or private transactions. Except as described herein, Sears does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of Schedule 13D. Subject to its continuing review of its business and the business of the Company, and the other factors noted above, however, Sears may in the future take one or more actions which could relate to, or result in, one or more of such matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     With the exception of the transactions and documents referred to herein, there exist no contracts, arrangements, understandings or relationships with respect to securities of the Company involving Sears or its directors or executive officers.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 9.  Letter to the Company from Sears dated December 4, 1996.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 1996            /s/ Gary L. Crittenden
       ----------------           --------------------------------
                                              Signature


                                Gary L. Crittenden
                                Executive Vice President
                                Sears, Roebuck and Co.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).